Exhibit 4.7
FORM 51-102F3
Material Change Report

Item 1	Name and Address of Company

Fairfax Financial Holdings Limited (“Fairfax”)
95 Wellington Street West
Suite 800
Toronto, Ontario
M5J 2N7

Item 2	Date of Material Change

February 18, 2010

Item 3	News Release

News releases were issued through Marketwire on February 18, 2010 and are attached to this report.

Item 4	Summary of Material Change

Fairfax and Zenith National Insurance Corp. (“Zenith”) have entered into a merger agreement pursuant to which Fairfax will acquire all of the outstanding shares of Zenith common stock, which it does not currently own. Zenith stockholders will receive $38.00 per share in cash. The transaction values Zenith at approximately $1.4 billion. The transaction is expected to close in the second quarter of 2010. Following the closing, Zenith will become a wholly owned subsidiary of Fairfax. The transaction is subject to customary conditions, including approval by Zenith’s stockholders and regulatory approval. Fairfax intends to finance the acquisition with a combination of holding company cash and subsidiary dividends, but is also raising $200 million through offering of subordinate voting shares.

Item 5	Full Description of Material Change

Fairfax and Zenith have entered into a merger agreement (the “Merger Agreement”) pursuant to which Fairfax will acquire all of the outstanding shares of Zenith common stock, which it does not currently own. Zenith stockholders will receive $38.00 per share in cash, representing a premium of 31.4% to the closing price of Zenith common stock on February 17, 2010, the last trading day prior to the announcement of the transaction, and a 34.0% premium to the 30-day average closing price for the period ending on February 17, 2010. The merger consideration of $38.00 per share also represents a premium of 34.5% to Zenith’s book value as of December 31, 2009. The transaction values Zenith at approximately $1.4 billion.

The transaction is expected to close in the second quarter of 2010. Following the closing, Zenith will continue to operate from its Woodland Hills, CA headquarters and will become a wholly owned subsidiary of Fairfax. The board of directors of Zenith, after unanimously determining that the merger is in the best interest of Zenith and its stockholders, unanimously approved the Merger Agreement and resolved to recommend that Zenith’s stockholders vote to approve the merger. All of the directors and executive officers of Zenith, who in the aggregate beneficially own approximately 3.4% of the outstanding shares of Zenith common stock, have agreed to vote their shares in favor of the merger. The transaction is subject to customary conditions, including approval by Zenith’s stockholders and regulatory approval.

There is no financing condition to consummate the transaction. Fairfax intends to finance the acquisition with a combination of holding company cash and subsidiary dividends, but also announced on February 18, 2010 that it would issue 563,381 subordinate voting shares to a number of institutional investors at a price of US$355.00 per share for aggregate proceeds of approximately US$200 million. Closing of the share issuance is subject to approval of the Toronto Stock Exchange and is expected to occur on or about February 26, 2010. Following the completion of the acquisition and the share issuance, Fairfax expects to continue to maintain approximately $1.0 billion in cash and marketable securities at the holding company level.

A copy of the Merger Agreement has been filed at www.sedar.com.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No significant facts in this report remain confidential, and no information has been omitted from this report.

Item 8	Executive Officer

For further information please contact Greg Taylor, Chief Financial Officer, at (416) 367-4941.

Item 9	Date of Report

February 22, 2010

News Release
FAIRFAX FINANCIAL TO ACQUIRE ZENITH NATIONAL INSURANCE
FOR $38.00 PER SHARE IN CASH
Zenith will continue to operate from its Woodland Hills, CA headquarters and will become a wholly owned subsidiary of Fairfax
(Note: All dollar amounts in this press release are expressed in U.S. dollars.)
TORONTO, ON and WOODLAND HILLS, CA — February 18, 2010 — Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) and Zenith National Insurance Corp. (NYSE: ZNT) today announced that Fairfax and Zenith have entered into a merger agreement pursuant to which Fairfax will acquire all of the outstanding shares of Zenith common stock, which it does not currently own. Zenith stockholders will receive $38.00 per share in cash, representing a premium of 31.4% to the closing price of Zenith common stock on February 17, 2010, the last trading day prior to this announcement, and a 34.0% premium to the 30-day average closing price for the period ending on February 17, 2010. The merger consideration of $38.00 per share also represents a premium of 34.5% to Zenith’s book value as of December 31, 2009. The transaction values Zenith at approximately $1.4 billion.
The transaction is expected to close in the second quarter of 2010. Following the closing, Zenith will continue to operate from its Woodland Hills, CA headquarters and will become a wholly owned subsidiary of Fairfax.
The board of directors of Zenith, after unanimously determining that the merger is in the best interest of Zenith and its stockholders, unanimously approved the merger agreement and resolved to recommend that Zenith’s stockholders vote to approve the merger. All of the directors and executive officers of Zenith, who in the aggregate beneficially own approximately 3.4% of the outstanding shares of Zenith common stock, have agreed to vote their shares in favor of the merger.
The transaction is subject to customary conditions, including approval by Zenith’s stockholders and regulatory approval. There is no financing condition to consummate the transaction. Fairfax intends to finance the acquisition with a combination of holding company cash and subsidiary dividends, but will also raise $200 million through an equity issue prior to the closing. Following the completion of the acquisition, Fairfax expects to continue to maintain approximately $1.0 billion in cash and marketable securities at the holding company level.
Prem Watsa, Chairman and Chief Executive Officer of Fairfax, said: “We are very pleased to announce this transaction and look forward to working together with Zenith and its Chairman and Chief Executive Officer, Stanley Zax, to complete the merger as soon as possible. Our agreement to acquire Zenith reflects our strategy of investing in well-managed and well-positioned insurance companies.” Mr. Watsa added, “Zenith has an outstanding long-term underwriting track record spanning over thirty years under Stanley’s leadership. Following the successful completion of the transaction, there will be no changes in Zenith’s strategic or operating philosophy. Zenith will continue to operate its business as it has always been run under Stanley’s excellent leadership, with investment management centralized at Fairfax. All other Fairfax group companies will continue to operate independently on a decentralized basis.”
Stanley Zax, Zenith’s Chairman and Chief Executive Officer, stated: “We believe the transaction will benefit our key constituents and enable our shareholders to realize compelling value for their investment in Zenith. I am very proud of the employees, agents, management and directors at Zenith in creating one of the most successful specialty workers’ compensation companies. We admire Fairfax’s accomplishments in creating an extremely successful insurance and reinsurance business and are delighted to become part of the Fairfax family.”
Shearman & Sterling LLP is acting as legal counsel to Fairfax. Torys LLP is acting as Canadian legal counsel to Fairfax.
BofA Merrill Lynch is acting as exclusive financial advisor to Zenith and Dewey & LeBoeuf LLP is acting as legal counsel to Zenith.
Background
Fairfax is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.
Zenith National Insurance Corp., a Delaware corporation incorporated in 1971, is a holding company engaged, through its wholly owned subsidiaries, Zenith Insurance Company and ZNAT Insurance Company, in the workers’ compensation insurance business, nationally.
Forward-looking Statements
This press release includes certain forward-looking statements. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax or Zenith to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the timing and completion of the merger, the outcome of any legal proceedings relating to the merger, the effect of the announcement on Zenith’s customer relationships, operating results and business generally. Such factors also include, but are not limited to, the risks and uncertainties described in Fairfax’s reports filed with the SEC and securities regulatory authorities in Canada, which are available at www.sec.gov and www.sedar.com, and in Zenith’s reports, including its Annual Report on Form 10-K for the year ended December 31, 2009, filed with the SEC, which are available at www.sec.gov. Fairfax and Zenith disclaim any intention or obligation to update or revise any forward-looking statements, except as required by law.
Additional Information
In connection with the proposed transaction, Zenith will file a proxy statement with the Securities and Exchange Commission (“SEC”). INVESTORS AND STOCKHOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER AND THE PARTIES THERETO.
Investors and stockholders may obtain free copies of the proxy statement and other documents filed by Zenith (when available), at the SEC’s Web site at www.sec.gov or at Zenith’s Web site at www.thezenith.com. The proxy statement and such other documents may also be obtained, when available, for free from Zenith by directing such request to Investor Relations, Zenith National Insurance Corp., 21255 Califa Street, Woodland Hills, California 91367-5021, telephone: 1-818-713-1000.
Zenith and its directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies from Zenith’s stockholders in connection with the proposed transaction. Information concerning the interests of those persons is set forth in Zenith’s proxy statement relating to the 2009 annual stockholder meeting and annual report on Form 10-K for the fiscal 3 year ended December 31, 2009, both filed with the SEC, and will also be set forth in the proxy statement relating to the transaction when it becomes available.
This press release does not constitute an offer of securities for sale in the United States. The Fairfax securities referred to in this press release have not been, nor will be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from U.S. registration requirements.
Contacts
Fairfax Financial Holdings Limited:
Greg Taylor
Chief Financial Officer
416-367-4941
Media Contact
Paul Rivett
Chief Legal Officer
416-367-4941
Zenith National Insurance Corp.:
William J. Owen
Senior Vice President, Investor Relations
818-676-3936

FAIRFAX News Release
TSX Stock Symbol: FFH and FFH.U
TORONTO, February 18, 2010
US$200 MILLION EQUITY ISSUE
(Note: All dollar amounts in this press release are expressed in U.S. dollars.)
Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) has agreed to issue 563,381 subordinate voting shares to a number of institutional investors at a price of $355 per share for aggregate proceeds of approximately $200 million. Fairfax previously announced its intention to complete the equity offering in connection with its proposed acquisition of Zenith National Insurance Corp. Fairfax intends to finance the acquisition with a combination of holding company cash and subsidiary dividends, and will use the proceeds of this offering to increase its cash position at the holding company. The acquisition is subject to a number of customary conditions, including regulatory approval and approval by Zenith National’s stockholders, and is expected to close in the second quarter of 2010. Closing of this share issuance is subject to approval of the Toronto Stock Exchange and is expected to occur on or about February 26, 2010.
Fairfax intends to file a prospectus supplement to its short form base shelf prospectus dated September 25, 2009, in respect of this offering with the applicable Canadian securities regulatory authorities. Details of this offering will be set out in the prospectus supplement, which will be available on the SEDAR website for the Company at www.sedar.com.
This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The securities will not be registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. Fairfax is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact: Greg Taylor, Chief Financial Officer, at (416) 367-4941
Media Contact
Paul Rivett, Chief Legal Officer, at (416) 367-4941